FOR IMMEDIATE RELEASE

Contacts:
Peter Cauley	Suzanne Wintrob
Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 271	905-415-0310 ext. 173
pcauley@datamirror.com	swintrob@datamirror.com

DataMirror Announces Third Quarter Results

TORONTO and SANTA CLARA, Calif., November 22, 2005 - DataMirror Corporation (TSX:DMC), a leading provider of real-time data integration, protection and java database solutions, today announced financial results for the third quarter ended October 31, 2005 (all figures are in U.S. dollars unless stated otherwise).

Revenue for the third quarter was $10.9 million, an increase of 6.7% over $10.2 million for the quarter ended October 31, 2004. GAAP net income was $0.7 million or $0.09 per diluted share in Q3 F2006, compared to $0.2 million or $0.02 per diluted share in Q3 last year. Cash flow from operations for the quarter was ($0.1) million, compared to $1.3 million in Q3 F2005. Cash, cash equivalents, and short-term investments stood at $33.0 million or $3.89 per common share outstanding at the end of the quarter.

Revenue for the first nine months of fiscal 2006 was $31.5 million, an increase of 5.5% over $29.9 million for the same period in fiscal 2005. YTD GAAP net income was $2.2 million or $0.25 per diluted share in fiscal 2006, compared to $3.5 million or $0.31 per diluted share at the same point last year. Cash flow from operations for the first nine months of fiscal 2006 was
$2.9 million, compared to $0.8 million for the same period in fiscal 2005.

“Business execution improved during our third quarter,” said Nigel Stokes, CEO, DataMirror. “The ongoing transition of our sales team to a solutions-based selling approach resulted in success with several more solution sales to our existing client base.”

DataMirror’s Q3 Fiscal 2006 Highlights:

The third quarter of fiscal 2006 was particularly notable for DataMirror due to significant technological advances and the development of new marketing initiatives to further demonstrate DataMirror’s commitment to IBM’s iSeries technology, specifically:

Technology Advances:

•
Transformation Server/ES (Event Server) - This new product detects events as they occur in mission-critical production applications and creates useful business information to feed into the message queues of leading enterprise application integration (EAI), business process management (BPM), and service-oriented architecture (SOA) environments.

•
DataMirror DB/XML Transform 3.0 (DB/XML 3.0) - Enhancements include support for SOA integration, improved error reporting, enhanced platform support and embedded database functions that reduce the cost of integrating data between multiple source and target applications.

•	Transformation Server has completed the BEA Validation Program and is now verified to integrate with BEA WebLogic Platform 8.1.

New IBM iSeries marketing initiatives:

•
At COMMON Fall 2005, DataMirror CEO Nigel Stokes hosted a Web seminar entitled “Maximizing Your iSeries Investment”, which reviewed ways in which successful organizations are maximizing their iSeries investments using DataMirror technology.

•	A special DataMirror promotion was launched to offer a 20 percent discount off regular list price for DataMirror software licenses purchased for iSeries platforms before December 31, 2005.

In addition, DataMirror also announced the acceptance by the Toronto Stock Exchange of Notice of its Normal Course Issuer Bid, allowing the purchase by the Company from time to time of up to 423,891 of its common shares on the Toronto Stock Exchange over the next 12 months. The Company also announced its decision to voluntarily delist its common shares from the NASDAQ National Market effective at the close of business on November 4, 2005.

Business Outlook:

Management offers the following outlook for the fourth quarter of the fiscal year ending
January 31, 2006:

•
In the fourth quarter of fiscal 2006, the Company expects revenue to grow year over year by up to 5% and be in the range of $11.3 million to $11.8 million with GAAP diluted net income in the range of $0.10 to $0.14 per share.

These estimates assume a tax rate of 40 percent and include the expensing of stock options.

DataMirror management will hold a webcast and conference call to present the results for the third quarter of fiscal 2006 and to outline the prospects for the business going forward at 5:00 p.m. EST today, November 22, 2005.

The conference call can be accessed via audio webcast at http://www.datamirror.com/investors. Participants should call 1-800-310-6649 using passcode 5532544. An online presentation is available by visiting https://datamirror.webex.com/datamirror and selecting the meeting “DataMirror Announces Third Quarter Results”. A replay of the conference call will be available at 8:00 p.m. EST via the DataMirror web site or by dialing 1-888-203-1112 using passcode 5532544.

About DataMirror

DataMirror (TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror's flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate information changes throughout the enterprise. DataMirror helps clients make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

More than 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada, and has offices around the globe.  For more information, visit www.datamirror.com.

# # #

“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the DataMirror's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror, Transformation Server, Transformation Server/Event Server, DB/XML Transform and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.

DataMirror Corporation
Interim Consolidated Statements of Income
(Thousands of U.S.$, except per share data - unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2005	2004	2005	2004

Revenue
Licence	$4,896	$4,271	$13,479	$12,031
Maintenance	5,158	5,042	15,736	15,080
Services	831	885	2,307	2,764

	10,885	10,198	31,522	29,875

Cost of revenue
Licence	37	46	126	141
Maintenance and services	2,108	2,232	6,225	6,987

	2,145	2,278	6,351	7,128

Gross margin	8,740	7,920	25,171	22,747

Operating expenses
Selling and marketing	3,393	3,425	9,309	11,354
Research and development	2,116	2,000	5,974	5,946
General and administration	1,877	1,629	5,450	4,750
Stock-based compensation	54	76	215	236
Amortization of intangibles	419	554	1,224	1,695

	7,859	7,684	22,172	23,981

Operating income (loss)	881	236	2,999	(1,234)

Investment income, net	178	223	571	565

Gain on sale of investment	0	0	0	5,466

Income before income taxes	1,059	459	3,570	4,797

Income tax expense	319	218	1,339	1,305

Net income	$740	$241	$2,231	$3,492

Earnings per share
Basic	$0.09	$0.02	$0.25	$0.31
Fully diluted	$0.09	$0.02	$0.25	$0.31

Weighted average number of
shares outstanding (000's)
Basic	8,478	10,917	8,883	11,159
Fully diluted	8,509	10,980	8,949	11,349

DataMirror Corporation
Interim Consolidated Balance Sheets
(Thousands of U.S.$, except for number of shares - unaudited)

	October 31, 2005	January 31, 2005

Assets
Current assets
Cash and cash equivalents	$7,606	$7,687
Short-term investments	25,380	38,707
Accounts receivable	5,988	8,055
Prepaid expenses	1,163	1,328
Future income taxes	1,770	2,426

	41,907	58,203

Capital assets	2,638	2,754
Future income taxes	598	0
Intangibles	1,195	2,344
Goodwill	4,385	4,180

	$50,723	$67,481

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,711	$2,989
Deferred revenue	15,583	17,838
Income taxes payable	24	750

	18,318	21,577

Future income taxes	0	83

	18,318	21,660

Shareholders' Equity
Share capital
Common shares (October 31, 2005 - 8,478,110
January 31, 2005 - 10,555,966)	32,510	42,250
Deficit	(8,622)	(2,953)
Contributed surplus	1,091	876
Cumulative translation adjustment	7,426	5,648

	32,405	45,821

	$50,723	$67,481

DataMirror Corporation
Interim Consolidated Statements of Cash Flows
(Thousands of U.S.$ - unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,
	2005	2004	2005	2004
Cash provided by (used in)

Operating activities
Net income	$740	$241	$2,231	$3,492
Add (deduct) items not affecting cash:
Amortization of capital assets	274	231	728	676
Amortization of intangibles	419	554	1,224	1,695
Stock-based compensation	54	76	215	236
Future income taxes	97	(470)	89	(818)
Gain on sale of investment	0	0	0	(5,466)
Investment tax credits	0	147	0	760

	1,584	779	4,487	575

Changes in non-cash working capital balances	(1,635)	537	(1,595)	271

	(51)	1,316	2,892	846

Investing activities
Capital asset additions	(55)	(200)	(480)	(490)
Purchase of short-term investments	(25,689)	(39,391)	(25,689)	(39,391)
Sale of short-term investments	0	0	38,749	24,447
Sale of investment in Idion	0	0	0	14,287
Investment in Idion	0	0	0	(73)

	(25,744)	(39,591)	12,580	(1,220)

Financing activities
Capital lease payments	0	0	0	(24)
Issuance of share capital	2	85	171	594
Repurchase of share capital	0	(1,771)	(17,811)	(5,603)

	2	(1,686)	(17,640)	(5,033)

Effect of exchange rate changes
on cash and cash equivalents	1,544	2,139	2,087	3,330

Increase (decrease)
in cash and cash equivalents	(24,249)	(37,822)	(81)	(2,077)

Cash and cash equivalents

Beginning of period	31,855	42,754	7,687	7,009

End of period	$7,606	$4,932	$7,606	$4,932